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                               June 13, 2022

       Pierre R. Breber
       Chief Financial Officer
       Chevron Corporation
       6001 Bollinger Canyon Road
       San Ramon, CA 94583-2324

                                                        Re: Chevron Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-00368

       Dear Mr. Breber:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Financial Statements
       Note 3 - Information Relating to the Consolidated Statement of Cash Flows, page 68

   1. We note you present the measure "capital and exploratory expenditures, including equity affiliates" in the
table at page 68 and at page 45 in your discussion of liquidity and capital resources. Please tell
us how you considered this measure as a non-GAAP measure and how its current
presentation in the financial statements and in management's discussion and analysis complies
with Item 10(e) of Regulation S-K. In this regard, we note that you apply the equity method
of accounting to your equity affiliates and therefore own an interest in the
investee as a whole rather than having a proportionate legal interest in each financial statement
line item, like revenues or expenses. Reflecting these equity method investments using a
proportionate consolidation method in a consolidated measure does not appear to be
consistent with the guidance in Question 100.04 of the Non-
                                                        GAAP Compliance and
Disclosure Interpretations issued on May 17, 2016.
 Pierre R. Breber
Chevron Corporation
June 13, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at
(202) 551-
3650 with any questions.



                                                          Sincerely,
FirstName LastNamePierre R. Breber
                                                          Division of
Corporation Finance
Comapany NameChevron Corporation
                                                          Office of Energy &
Transportation
June 13, 2022 Page 2
cc:       Amit Ghay
FirstName LastName